October 9, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: William H. Thompson, Accounting Branch Chief

Office of Consumer Products

Re:	China Recycling Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 13, 2018

Response Dated September 20, 2018

File No. 1-34625

Dear Mr. Thompson:

China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated September 24, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1. We reviewed your response to comment 1. Please explain to us in detail how you concluded the modification did not change the classification of the lease referencing authoritative literature that supports your conclusion. Please also clarify for us whether you considered payments based on actual electricity sold as minimum lease payments when evaluating the modified terms referencing authoritative literature that supports your conclusion. If so, tell us what minimum payments you assumed and how you estimated such amounts. In addition, please explain your accounting conclusions and show us how your financial statements would change had you not considered payments based on actual electricity sold as minimum lease payments. Finally, please explain why you believe ASC 450-20-25-2 should be considered when evaluating this transaction.

Response:

(a) Please explain to us in detail how you concluded the modification did not change the classification of the lease referencing authoritative literature that supports your conclusion.

Our basis for the conclusion that the modification did not change the classification was based on ASC 840-30-35-30, which provides that if the provisions of a sales-type or direct financing lease are changed in a way that changes the amount of the remaining minimum lease payments, the balance of the minimum lease payments receivable and the estimated residual value (if affected) shall be adjusted to reflect the change (subject to the limitation on the residual value imposed by paragraph 840-30-35-25), and the net adjustment shall be charged or credited to unearned income if the change meets either of the following conditions:

“a. [It does not give rise to a new agreement under the guidance in paragraph 840-10-35-4. [FAS 013, paragraph 17, sequence 177.1.2.1]]

b. [It does give rise to a new agreement under the guidance in paragraph 840-10-35-4, but such agreement is classified by the lessor as a direct financing lease. [FAS 013, paragraph 17, sequence 177.1.2.2.1]]

840-10-35 Subsequent Measurement - General

> Reassessing Lease Classification

35-4 If at any time the lessee and lessor agree to change the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria in paragraphs 840-10-25-1 and 840-10-25-42, had the changed terms been in effect at lease inception , the revised agreement shall be considered as a new agreement over its term, and the lease classification criteria in paragraphs 840-10-25-1 and 840-10-25-42shall be applied for purposes of classifying the new lease.”

As you can see, ASC 840-10-35-4 does not apply here as there has been no change in the lease terms that extend the life of the lease, and there has been no change in the bargain purchase option or any other term of the lease that would change the classification of the lease at inception, which would make this lease other than a sales type lease.

(b) Please also clarify for us whether you considered payments based on actual electricity sold as minimum lease payments when evaluating the modified terms referencing authoritative literature that supports your conclusion.

Our management considered payments based on actual electricity sold as minimum lease payments when evaluating the modified terms as defined in ASC 840-10-25-4, and understood that lease payments that depend on a factor directly related to the future use of the leased property are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety; however, this is the criteria for classifying the lease at inception and, since we accounted for the lease term modification in accordance with ASC 840-30-35-30, the consideration of ASC 840-10-25-4 would not change our conclusion as described above. CREG considered treating all future receipts under the new agreements as contingent rentals but concluded this would not reflect future income correctly. To do this would require CREG to record a large loss at lease modification. This loss would be offset by future income received. CREG concluded that recording such loss would violate ASC 450-20-25-2 as “both conditions” must be met to record a loss. CREG does not believe that the conditions are met in these circumstances.

(c) If so, tell us what minimum payments you assumed and how you estimated such amounts.

Our management estimated the future minimum lease payment at the end of each year based on actual payment received during the year, and the actual payments received in 2016, along with discussing with the customer for their operation, understanding customer's future production plan, and considering whole national economic situation, would be the basis for the management to estimate future minimum lease payment for 2017 and thereafter.  The management then recomputed the present value of the minimum lease payments (net investment receivable) on an annual basis, and the balance of the minimum lease payments receivable was adjusted to reflect the change and the net adjustment was charged or credited to unearned income. Following the completion of each quarter, we adjust interest income/expense based on actual payment received.

(d) In addition, please explain your accounting conclusions and show us how your financial statements would change had you not considered payments based on actual electricity sold as minimum lease payments.

CREG’s financial statements would change had we not considered payments based on actual electricity sold as minimum lease payments. In such case, CREG would recognize a loss of approximately US$58.70 million from writing-off the net investment in sales-type leases of Erdos TCH on May 1, 2016, the effective date of the supplemental agreement.

(e) Finally, please explain why you believe ASC 450-20-25-2 should be considered when evaluating this transaction.

The reference to ASC 450-20-25-2 relates to recording a loss as there are no minimum lease payments. CREG believes that recording a loss based on the lease modification would violate ASC 450-20-25-2 because it does not believe it is probable that a loss has been incurred, and writing-off the net investment in sales-type lease as described in preceding paragraph would not reflect the true financial position of the Company. In fact, CREG cannot estimate the loss amount as there will be rents coming through. This loss to be recorded currently would be offset in future periods as the rents are collected. To record such a loss would be tantamount to “big bath” accounting.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Guohua Ku
Guohua Ku
Chief Executive Officer China Recycle Energy Corporation

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